ASX/MEDIA RELEASE	25th July 2005

pSivida appoints CEO of Chugai Pharma USA as a Non-Executive Director.

Business Development Focus

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce the appointment of Dr. David J. Mazzo as a Non-executive Director of the company, based in New Jersey, USA.

As President and CEO of Chugai Pharma USA, Dr. Mazzo brings his significant business development experience and pharmaceutical network to the Board. His appointment follows pSivida’s recent NASDAQ listing and will further assist pSivida’s strategy to increase its visibility in the US pharmaceutical and capital markets.

Chugai Pharma USA is part of the Roche group of companies and is a subsidiary of Chugai Pharmaceutical Company Limited (Japan), a global research-based pharmaceutical company with sales in 2001 of US$1.7 billion.

Dr. Mazzo is recognized for his strong scientific and regulatory expertise with broad technical and managerial experience gained from working in a variety of multi-cultural and multi-lingual environments in the USA, Europe and Asia.

Dr. Mazzo holds a Bachelor of Arts with Honors (Interdisciplinary Humanities) and a B.S. with Honors in Chemistry from Villanova University, as well as a Master of Science in Chemistry and a Ph.D in Analytical Chemistry from the University of Massachusetts. He complemented his American education as a Research Fellow at the École Polytechnique Fédérale de Lausanne, Switzerland.

pSivida’s Managing Director Mr Gavin Rezos said, “We are very fortunate to have David join the Board. David brings a unique and powerful blend of scientific and business skills that will greatly assist pSivida’s expansion in the US market.”

Dr. Mazzo has published often and is frequently invited to present at international pharmaceutical conferences. He served as a member of the Nasal Drug Products subcommittee of the FDA Advisory Committee for Pharmaceutical Science and presently serves as an advisor to a number of academic and investment organisations.

The pSivida Board engaged Tamara P. Davis, Managing Director, Corporate Governance Practice at Levin & Company, Inc. Boston., Massachusetts, to assist in this important Board Director recruitment.

-ENDS-
Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9327 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow, PhD / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7282 2948 / 2867 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 26 patent families, 29 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.